aKB

SEC Mail Processing Section

MAY 31 2016

Washington DC 412

PUBLIC

16006261

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66837

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/15 (MM/DD/YY) AND ENDING 03/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Global Leisure Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Balderton Street - 8th Floor
(No. and Street)

London (City) England (State) W1K6TL (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Decker (502) 561-3431
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

850 Canal Street - 4th Floor (Address) Stamford (City) CT (State) 06902 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

aKB

OATH OR AFFIRMATION

I, Mark Harms, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Leisure Partners, LLC, as of March 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO / CCO

Title

Notary Public

Subscribed and Sworn to before me, a Notary Public, in and for County of Fairfield and State of Connecticut, this 27 day of May 2016

NOTARY PUBLIC

My Commission Expires March 31, 2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.(Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member
Global Leisure Partners, LLC
London, England

We have audited the accompanying statement of financial condition of Global Leisure Partners, LLC (the Company) as of March 31, 2016, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Global Leisure Partners, LLC as of March 31, 2016, in conformity with accounting principles generally accepted in the United States.

RSM US LLP

Stamford, Connecticut
May 26, 2016

Global Leisure Partners, LLC

Statement of Financial Condition
March 31, 2016

Assets		
Cash and cash equivalents	$	243,091
Accounts receivable		4,907
Prepaid expenses		13,898
Due from parent		3,386,490
Due from affiliate		172,370
Fixed assets, net of accumulated depreciation of $2,561		1,148
Total assets	$	3,821,904
Liabilities and Members' Equity		
Accounts payable and accrued expenses		29,459
Deferred revenue		8,333
Due to affiliate		1,067
Members' equity		3,783,045
Total liabilities and members' equity	$	3,821,904

See Notes to Statement of Financial Condition.

Note 1. Organization and Business

Global Leisure Partners, LLC (the "Company" or "LLC"), a Delaware limited liability company, is registered as a broker dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), successor to the National Association of Securities Dealers, Inc. The Company is wholly-owned by Global Leisure Partners, LLP (the "Parent"), a United Kingdom-based limited liability partnership. The Company engages in the private placement of securities and also provides investment banking, financial advisory services, and mergers and acquisition advice, principally in the leisure industries. The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i) and accordingly, is exempt from the remaining provisions of that Rule.

Note 2. Summary of Significant Accounting Policies

Basis of accounting: The accompanying statement of financial condition has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of estimates: The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents: Demand deposits with banks and other highly liquid investments with maturities of three months or less when acquired are considered to be cash and cash equivalents. The Company considers amounts held in money market funds at financial institutions to be cash equivalents.

Investment valuation: Investments (money market funds) are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. (See Note 5 for discussion of fair value measurements).

Concentration of credit risk: The Company maintains its cash balances and temporary cash investments in accounts, which, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts and believes there is little exposure to any significant credit risk.

Accounts Receivable and Allowance for Doubtful Accounts: Accounts receivable are due from the Company's major customer under normal trade terms. Management reviews accounts receivable to determine if any receivables will potentially be uncollectable and has determined that no allowance for doubtful accounts is necessary at March 31, 2016.

Property and Equipment: Property and equipment is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of the assets which range from 3 to 5 years.

Income taxes: The Parent, as the sole member of the LLC, is taxed on the Company's Federal and state taxable income. Accordingly, no provision or liability for Federal or state income taxes has been included in the accompanying statement of financial position.

Note 3. Due from Parent

Due from Parent in the amount of $3,386,490 represents advances made under a non-interest bearing unsecured loan facility with no definite due date.

Note 4. Net Capital Requirements

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1. Under such, the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital would exceed 10 to 1. At March 31, 2016, the Company had net capital of $203,246 which was $198,246 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.19 to 1.

Note 5. Fair Value Measurements

The Financial Accounting Standards Board (FASB) Accounting Standards Codification 820, "Fair Value Measurements and Disclosures", provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under this guidance are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Money market fund: Fair value approximates the cash balance held in a money market mutual fund at year end plus accrued interest.

The method described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's investment at fair value as of March 31, 2016.

	Investments at Fair Value as of March 31, 2016			
	Level 1	Level 2	Level 3	Total
Money Market Fund	$ -	$ 49,280	$ -	$ 49,280

Note 6. Income Taxes

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit and receivable or tax expense and liability in the current year on the tax returns of the individual members. With few exceptions, the Company is no longer subject to U.S. Federal or state and local tax examinations by tax authorities for years before 2012. For the year ended March 31, 2016, management has determined that there are no material uncertain income tax positions.

Note 7. Employee Benefit Plan

The Company has a defined contribution 401(k) Retirement Savings and Profit Sharing Plan which covers substantially all eligible employees, wherein, employees may contribute a percentage of their compensation subject to Internal Revenue Code limits. The Company did not make a matching contribution or discretionary profit sharing contribution to the Plan.

Note 8. Lease Commitment

The Company was obligated under an operating lease for office space which expired on January 31, 2016 and renews monthly thereafter. Total rent expense under this lease for the year ended March 31, 2016 was $12,000.

Note 9. Subsequent Events

The Company has evaluated subsequent events through the date at which the statement of financial condition was available to be issued on May 26, 2016, and determined there have not been any events that have occurred that would require adjustments to or disclosures in the financial statement.

GLOBAL LEISURE PARTNERS, LLC

Statement of Financial Condition
March 31, 2016

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

GLOBAL LEISURE PARTNERS, LLC

Statement of Financial Condition
March 31, 2016

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66837

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/15 (MM/DD/YY) AND ENDING 03/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Global Leisure Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Balderton Street - 8th Floor
(No. and Street)

London	England	W1K6TL
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Decker (502) 561-3431
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

850 Canal Street - 4th Floor	Stamford	CT	06902
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Mark Harms, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Leisure Partners, LLC, as of March 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO / CCO

Title

Notary Public

Subscribed and Sworn to before me, a Notary Public, in and for County of Fairfield and State of Connecticut, this 27 day of May, 2016

NOTARY PUBLIC

My Commission Expires March 31, 2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.(Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member
Global Leisure Partners, LLC
London, England

We have audited the accompanying statement of financial condition of Global Leisure Partners, LLC (the Company) as of March 31, 2016, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Global Leisure Partners, LLC as of March 31, 2016, in conformity with accounting principles generally accepted in the United States.

RSM US LLP

Stamford, Connecticut
May 26, 2016

Global Leisure Partners, LLC

Statement of Financial Condition
March 31, 2016

Assets		
Cash and cash equivalents	$	243,091
Accounts receivable		4,907
Prepaid expenses		13,898
Due from parent		3,386,490
Due from affiliate		172,370
Fixed assets, net of accumulated depreciation of $2,561		1,148
Total assets	$	3,821,904
Liabilities and Members' Equity		
Accounts payable and accrued expenses		29,459
Deferred revenue		8,333
Due to affiliate		1,067
Members' equity		3,783,045
Total liabilities and members' equity	$	3,821,904

See Notes to Statement of Financial Condition.

GLOBAL LEISURE PARTNERS, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
March 31, 2016

Note 1. Organization and Business

Global Leisure Partners, LLC (the "Company" or "LLC"), a Delaware limited liability company, is registered as a broker dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), successor to the National Association of Securities Dealers, Inc. The Company is wholly-owned by Global Leisure Partners, LLP (the "Parent"), a United Kingdom-based limited liability partnership. The Company engages in the private placement of securities and also provides investment banking, financial advisory services, and mergers and acquisition advice, principally in the leisure industries. The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i) and accordingly, is exempt from the remaining provisions of that Rule.

Note 2. Summary of Significant Accounting Policies

Basis of accounting: The accompanying statement of financial condition has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of estimates: The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents: Demand deposits with banks and other highly liquid investments with maturities of three months or less when acquired are considered to be cash and cash equivalents. The Company considers amounts held in money market funds at financial institutions to be cash equivalents.

Investment valuation: Investments (money market funds) are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. (See Note 5 for discussion of fair value measurements).

Concentration of credit risk: The Company maintains its cash balances and temporary cash investments in accounts, which, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts and believes there is little exposure to any significant credit risk.

Accounts Receivable and Allowance for Doubtful Accounts: Accounts receivable are due from the Company's major customer under normal trade terms. Management reviews accounts receivable to determine if any receivables will potentially be uncollectable and has determined that no allowance for doubtful accounts is necessary at March 31, 2016.

Property and Equipment: Property and equipment is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of the assets which range from 3 to 5 years.

Income taxes: The Parent, as the sole member of the LLC, is taxed on the Company's Federal and state taxable income. Accordingly, no provision or liability for Federal or state income taxes has been included in the accompanying statement of financial position.

Note 3. Due from Parent

Due from Parent in the amount of $3,386,490 represents advances made under a non-interest bearing unsecured loan facility with no definite due date.

Note 4. Net Capital Requirements

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1. Under such, the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital would exceed 10 to 1. At March 31, 2016, the Company had net capital of $203,246 which was $198,246 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.19 to 1.

Note 5. Fair Value Measurements

The Financial Accounting Standards Board (FASB) Accounting Standards Codification 820, "Fair Value Measurements and Disclosures", provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under this guidance are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

<u>Money market fund</u>: Fair value approximates the cash balance held in a money market mutual fund at year end plus accrued interest.

The method described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's investment at fair value as of March 31, 2016.

	Investments at Fair Value as of March 31, 2016			
	Level 1	Level 2	Level 3	Total
Money Market Fund	$ -	$ 49,280	$ -	$ 49,280

Note 6. Income Taxes

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit and receivable or tax expense and liability in the current year on the tax returns of the individual members. With few exceptions, the Company is no longer subject to U.S. Federal or state and local tax examinations by tax authorities for years before 2012. For the year ended March 31, 2016, management has determined that there are no material uncertain income tax positions.

Note 7. Employee Benefit Plan

The Company has a defined contribution 401(k) Retirement Savings and Profit Sharing Plan which covers substantially all eligible employees, wherein, employees may contribute a percentage of their compensation subject to Internal Revenue Code limits. The Company did not make a matching contribution or discretionary profit sharing contribution to the Plan.

Note 8. Lease Commitment

The Company was obligated under an operating lease for office space which expired on January 31, 2016 and renews monthly thereafter. Total rent expense under this lease for the year ended March 31, 2016 was $12,000.

Note 9. Subsequent Events

The Company has evaluated subsequent events through the date at which the statement of financial condition was available to be issued on May 26, 2016, and determined there have not been any events that have occurred that would require adjustments to or disclosures in the financial statement.